UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kazuyuki Anchi
	Name:	Kazuyuki Anchi
	Title:	Senior Managing Executive Officer Group Chief Financial Officer

Date: December 4, 2025

Information furnished on this form:

Correction to the Consolidated Japanese GAAP Financial Statements of Sumitomo Mitsui Financial Group, Inc. as of and for the years ended March 31, 2022 and 2023

The registrant is furnishing this amendment for the purpose of correcting its report on Form 6-K that was originally furnished to the SEC on June 28, 2023 (the “Original 6-K”), to correct the following disclosure under “(Notes to lease transactions) 2. Operating leases.” The corrected portions have been underlined. Except as set forth below, no amendments to the Original 6-K are being made hereby.

(Excerpt from the Original 6-K prior to correction)

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

March 31	Millions of yen
	2022	2023
Due within 1 year	¥37,084	¥34,651
Due after 1 year	212,928	186,778

Total	¥250,013	¥221,429

(Excerpt from the Original 6-K as amended hereby)

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

March 31	Millions of yen
	2022	2023
Due within 1 year	¥37,084	¥34,651
Due after 1 year	212,928	254,038

Total	¥250,013	¥288,690

(End of Corrections)